





Hector Saldívar · 3rd

Founder/Owner Tia Lupita® Foods and Hair Curler Model

Talks about #foodislove, #newbusiness, #tialupitahotsauce, and #tialupitacactustortillas

San Francisco, California, United States · Contact info

3,291 followers · **500+** connections

Tia Lupita®Foods LLC

EDHEC Business School

Experience



Founder and Owner
Tia Lupita®Foods LLC
Jul 2016 – Present · 5 yrs 7 mos
San Francisco Bay Area

Brand and Product Development.

Commercialization and Marketing.

Distribution and Selling.

 RangeMe   Home

Diamond Foods, Inc.
4 yrs

 **Country Manager - Mexico & Central America**
Oct 2014 – Jun 2016 · 1 yr 9 mos

*Develop and design a "go to market" plan and business operation for all of Diamond Foods brands in Mexico.

*Responsible for building a network of distributors and brokers that will execute ag ...see more

Customer Marketing Manager
Jul 2012 – Sep 2014 · 2 yrs 3 mos

• Develop and manage annual brand plans with MAPS objectives (Merchandising, Assortment, Pricing & Shelving)
• Track and Manage Promotional Spending
• Analyze Promotional Spending and provide recommendations   ...see more

Customer Development Account Manager Nestle Sales Division- EMD
Nestle
Apr 2008 – May 2012 · 4 yrs 2 mos
San Francisco Bay Area

• Deliver sales, profit, ACV and share objectives across multiple key accounts totaling over $20 million in annual sales.
• Demonstrate people leadership by mentoring junior members of the team.
• Collaborate with key customers in the development and monthly montioring of joi ...see more

Klass Time LTD
2 yrs 10 mos

 **Key Account Manager**
Jan 2007 – Dec 2007 · 12 mos

• Act as key person responsible for the relationship between Klass Time and all Wal-Mart retail centers in the United States.
• Make presentations to Sales Managers at the Store/District level at Wal-Mart as well as to brokers throughout the US about Klass' products in order to increase understandin ...see more

Territory Manager - Northern California
Mar 2005 – Dec 2006 · 1 yr 10 mos

• Held responsibility for the overall consumer experience within regional and independent supermarkets for Klass Time in the Northern California region.
• Negotiated product orders with the distributors and set product pricing in order to ensure that profit margins were enhanced for both Klass and the distributors.   ...see more

 **Project Manager - Six Sigma**
Enertec Mexico
Nov 2003 – Jan 2005 · 1 yr 3 mos

• Worked directly for the Commercial Director on long-term improvement projects for the sales process and strategy of the company using Six Sigma methodology.
• Directly managed small teams and worked cross functionally with business partners across Enertec to ensure that improvement projects met their established goals.   ...see more

Education

Education

 **EDHEC Business School**
Masters of Science, European Business
2002 – 2003

Universidad Autónoma de Nuevo León
Bachelors Degree, International Relations
1998 – 2001